SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2005

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated on December 28, 2005 filed by Company with the Comisión Nacional de Valores:

By letter dated December 28, 2005, the Company reported that along with its controlled company, INVERSIONES GANADERAS S.A. have become shareholders of the company Agropecuaria Cervera S.A. (ACER), through the execution of a swap agreement (contrato de mutuo).-

ACER shares were assigned by the shareholders as follows: a) in favor of CRESUD, thirty-six thousand (36,000) common, nominative, non-endorsable, class A shares, of pesos one ($1) nominal value each and each entitled to five (5) votes; and b) in favor of IGSA, four thousand (4,000) common, nominative, non-endorsable, class A shares, of pesos one ($1) nominal value each and each entitled to five (5) votes.-

It is worthy mentioning here that ACER owns, among other assets and rights, a concession for the implementation of an integral development project (biological, economic and social) on various real properties located in the department of Anta, Province of Salta, and it is duly authorized to perform an outstanding agricultural-cattle and forestry project.

In consideration for the swap aforementioned, the following acts were made:

A) CRESUD assigned 3,800,000 Notes convertible in common shares with an 8% yearly interest rate and maturing in 2007 and its options of nominal value one dollar (US$ 1) each, issued by IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA.-

B) CRESUD-IGSA paid the amount of pesos one million sixty-nine thousand four hundred and seventy with forty cents [$1,069,470.40]- resulting from the contributions made in due course to the company in ACER.-

Without prejudice to the above, the Company considers it most favorable for its corporate interests to keep Mr. Cervera in its Board of Directors, taking into account his expertise in the area.-

Furthermore, the transaction has been approved by the National Commission for the Defense of Competition.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: December 28, 2005